Mail Stop 3561

October 29, 2009

Stephen P. Reynolds
Chief Executive Officer
Puget Energy, Inc.
Puget Sound Energy, Inc.
A Washington Corporation
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004-5591

      Re: **Puget Energy, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             File No. 001-16305

             Puget Sound Energy, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             File No. 001-04393

Mr. Reynolds:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director